SECURIT 05037729 SION

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SEC FILE NUMBER
8-66140

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/13/03 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Clarksdale Capital Partners, L.P.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 Montgomery Street, Suite 500
(No. and Street)

San Francisco (City) California (State) 94104 (Zip Code)

SEC MAIL PROCESSING RECEIVED FEB 28 2005 WASH, D.C. 185 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spivack 312-765-0683
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	IL	60606-3392
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED MAR 17 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Ali Saadatnezhadi, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of Clarksdale Capital Partners, L.P., as of December 31, 2004, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the 24th day of February 2005

Nancy J. Simenson
Notary Public

OFFICIAL SEAL
NANCY J SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 3-28-2005

Signature

Managing Director
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Clarksdale Capital Partners, L.P.

Statement of Financial Condition

December 31, 2004

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Clarksdale Capital Partners, L.P.
Table of Contents
December 31, 2004

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Partners of
Clarksdale Capital Partners, L.P.

We have audited the accompanying statement of financial condition of Clarksdale Capital Partners, L.P., including the schedule of investments, as of December 31, 2004 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Clarksdale Capital Partners, L.P. as of December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
February 3, 2005

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

Clarksdale Capital Partners, L.P.
Statement of Financial Condition
December 31, 2004

Assets

Securities owned, pledged	$ 18,906,298
Total assets	**$ 18,906,298**

Liabilities and Partners' Capital

Liabilities	
Securities sold, not yet purchased	$ 13,101,959
Payable to clearing broker	735,733
Payable to General Partner	54,828
Accounts payable and accrued expenses	14,300
Total	13,906,820
Partners' capital	4,999,478
Total liabilities and partners' capital	**$ 18,906,298**

See accompanying notes.

Clarksdale Capital Partners, L.P.
Condensed Schedule of Investments
December 31, 2004

	Market Value	Percent of Partners' Capital
Securities owned - equities (cost - $14,876,915)		
Communications equipment		
Research in Motion - 4,100 shares	$ 337,922	6.8 %
Other	73,659	1.5
Computers and peripherals		
Apple Computer Inc. - 19,569 shares	1,260,244	25.2
Scandisk Corp. - 12,673 shares	316,445	6.3
Other	132,745	2.7
Foods products		
Kraft Food Inc. - 40,700 shares	1,449,327	29.0
Other	87,988	1.8
Health Care Equipment and Supply		
Guidant Corporation - 28,555 shares	2,037,186	40.7
Other	156,046	3.1
Hotels, restaurants, and leisure		
McDonalds Corporation - 9,200 shares	294,952	5.9
Other	42,258	0.8
Household durables		
Beazer homes USA, Inc. - 6,900 shares	1,008,849	20.2
KB Home - 5,400 shares	563,760	11.3
Other	18,990	0.4
Machinery		
Paccar Inc. - 14,000 shares	1,126,720	22.5
Metals and mining		
Peabody Energy Corporation - 4,200 shares	339,822	6.8
Consol Energy Inc. - 12,900 shares	529,545	10.6
Other	172,480	3.4
Oil and gas		
Teekay Shipping Corporation - 26,400 shares	1,111,704	22.2
Other	82,359	1.6
Pharmaceuticals		
Pfizer Inc. - 11,380 shares	318,109	6.4
Other	180,336	3.6
Software		
Adobe Systems - 5,810 shares	364,519	7.3
Symantec Corporation - 15,171 shares	390,805	7.8
Other	179,123	3.6
Thrift and mortgage finance		
Countrywide Financial Corporation - 12,820 shares	474,468	9.5

See accompanying notes.

Clarksdale Capital Partners, L.P.
Condensed Schedule of Investments, *Continued*
December 31, 2004

	Market Value	Percent of Partners' Capital
Securities owned - equities (cost - $14,876,915), *Continued*		
Wireless telecommunication services		
Nextel Communications - 9,756 shares	$ 292,778	5.9 %
Other	195,400	3.9
Other	1,871,543	37.4
	15,410,082	308.2
Securities owned - equity options (cost - $3,858,219)		
Hotels, restaurants, and leisure	303,950	6.1
Household durables	328,495	6.6
Machinery		
Call/IR(IRAL) @ 60 EXPO - 200 calls	407,000	8.1
Other	124,329	2.5
Other	2,332,442	46.7
	3,496,216	70.0
	$ 18,906,298	378.2 %
Securities sold, not yet purchased, equities (proceeds - $9,600,206)		
Health care equipment and supply	$ 319,801	6.4 %
Health care provider and services		
Humana Inc. - 15,000 shares	445,350	8.9
Pharmaceutical Product Development - 9,325 shares	385,029	7.7
Other	112,914	2.3
Hotel, restaurant, and leisure		
Caesars Entertainment Inc. - 17,500 shares	352,450	7.0
Penn National Gaming Inc. - 10,026 shares	607,074	12.1
Other	36,370	0.7
Insurance		
Fidelity National Financial Inc. - 10,000 shares	456,700	9.1
Other	186,281	3.7
Internet and catalog retail		
Amazon.com Inc. - 27,100 shares	1,200,259	24.0
Overstock.com Inc. - 3,900 shares	269,100	5.4
Other	99,786	2.0
Internet software and services		
Google.com Inc. - 2,271 shares	437,826	8.8
Verisign Inc. - 7,888 shares	265,037	5.3
Other	437,826	8.8
Machinery		
Ingersoll - Rand Company - 26,100 shares	2,095,830	41.9

See accompanying notes.

Clarksdale Capital Partners, L.P.
Condensed Schedule of Investments, *Continued*
December 31, 2004

	Market Value	Percent of Partners' Capital
Securities sold, not yet purchased, equities (proceeds - $9,600,206), *Continued*		
Metals and mining		
International Steel Group, Inc. - 6,500 shares	$ 263,640	5.3 %
Multiline retail		
Nordstrom Inc. - 6,700 shares	313,091	6.3
Sears Roebuck and Company - 17,595 shares	897,873	18.0
Semiconductor and semiconductor equipment	386,787	7.7
Software		
Veritas Software Corporation - 20,041 shares	572,171	11.4
Other	60,753	1.2
Other	171,625	3.4
	10,373,573	207.4
Securities sold, not yet purchased, equities (proceeds - $3,360,982)		
Health care equipment and supply	265,395	5.3
Metals and mining	421,915	8.4
Multiline retail		
Put/S(WSIML) @ 60 EXPO - 705 puts	927,076	18.5
Other	230,197	4.6
Other	883,803	17.7
	2,728,386	54.5
	$ 13,101,959	261.9 %

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—Clarksdale Capital Partners, L.P. (the "Company") was organized in August 2003 and became registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") on November 13, 2003. The Company is an investment partnership that is a member of the Pacific Exchange, Inc., which engages in the trading of securities and exchange listed derivatives pursuant to the trading instructions of Clarksdale Capital, LLC (the "General Partner").

The Company clears all securities and derivatives transactions through its clearing broker. Consistent with common business practice, the Company's primary clearing broker provides certain services at no cost.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Securities and Derivative Financial Instruments—Securities and derivative financial instrument transactions are recorded on trade date. Marketable securities and derivative financial instruments are valued at market value, based on quoted market prices.

Income Taxes—The financial statements do not reflect any federal income tax provision or liability because the income of the Company is taxable to the partners.

Note 2 Securities Owned and Sold, Not Yet Purchased

Securities owned and sold, not yet purchased, at December 31, 2004 consist of:

	Securities Owned	Securities Sold, Not Yet Purchased
Marketable equities	$ 15,400,080	$ 10,373,572
Marketable equity options	3,496,218	2,728,387
Nonmarketable equities	10,000	
Total	$ 18,906,298	$ 13,101,959

At December 31, 2004, securities owned were pledged as collateral for securities sold, not yet purchased and the payable to clearing broker.

Note 3 Partners' Capital and Related-Party Transactions

Pursuant to the Company's partnership agreement, the Company allocates quarterly a minimum of 20 percent of new trading profits, as defined, to the General Partner's (the "General Partner's Allocation"). The Company's remaining profits and losses are allocated to the limited partners on a quarterly basis based on their respective ownership percentages in accordance with the partnership agreement.

Management fees to the General Partner are equal to 1 percent per annum and are based on partnership capital at the beginning of every new fiscal quarter. The General Partner may elect to waive all or any portions of the management fee with respect to any limited partner.

Limited partners may not withdraw capital from the Company within the first year of being a limited partner and without 30 days' prior written notice, unless otherwise allowed by the General Partner. Limited partners may not make partial capital withdrawals of less than $100,000 and such withdrawals may not reduce a limited partner's capital account to an amount that is less than the lesser of the limited partner's initial capital contribution or $500,000, unless otherwise permitted by the General Partner. Limited partners may contribute additional capital at any time permitted by the General Partner.

Pursuant to the Company's partnership agreement, the General Partner pays certain of the Company's operating, general, administrative and overhead costs and is reimbursed by the Company for most of these costs.

At December 31, 2004, the payable to the General Partner represents expenses to be reimbursed and management fees payable.

The General Partner is owned by certain limited partners of the Company with limited partnership capital of $1,237,228 at December 31, 2004.

Note 4 Financial Instruments with Off-Balance-Sheet Risk

In connection with its proprietary trading activities, the Company enters into transactions in a variety of securities and derivative financial instruments, primarily exchange-traded equity options. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Market Risk—Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, decreases the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these derivative financial instruments through various analytical monitoring techniques.

Note 4 Financial Instruments with Off-Balance-Sheet Risk, *Continued*

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Partnership has recorded these obligations in the statement of financial condition at December 31, 2004, at market values of the related securities and would incur a loss if the market value of the securities increases subsequent to December 31, 2004.

Credit Risk—Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Partnership has a gain. Exchange-traded derivative financial instruments, such as options and futures, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges and clearing brokers.

Concentration of Credit Risk—The Company clears all of its trades through one clearing broker. In the event the Company's clearing brokers do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of these entities. The Company attempts to minimize this credit risk by monitoring the creditworthiness of these parties.

Note 5 Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" of 6-2/3 percent of "aggregate indebtedness" or $100,000, whichever is greater, as these terms are defined. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2004, the Company had net capital and net capital requirements of approximately $3,977,000 and $100,000, respectively. The net capital rule may effectively restrict the withdrawal of partners' capital.

Note 6 Financial Highlights

Total return before General Partner's Allocation	29.7 %
General Partner's Allocation	5.9
Total return after General Partner's Allocation	23.8 %
Ratios to average net assets	
Operating expense	12.5 %
General Partner's Allocation	5.9
Total expenses and General Partner's Allocation	18.4 %
Ratios of net investment income to average net assets	12.5 %

Total return and ratios to average net assets are calculated for the limited partner class taken as a whole. An individual investor's return and ratios may vary from these percentages based on, among other things, the timing of capital transactions.

The ratios of net investment income to average net assets do not reflect the effects of the General Partner's Allocation.